Exhibit 99.1
Results for the Quarter and First Half
 Ended on June 30, 2020

Central Puerto: 2Q2020 Results

Buenos Aires, August 26 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), a leading power generation company in Argentina, reports its consolidated financial results for the Second Quarter 2020 (“Second Quarter” or “2Q2020”, and “First Half” or “1H2020”, respectively).

A conference call to discuss the results of the Second Quarter 2020 will be held on August 27, 2020 at 10:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter and six-month period ended on June 30, 2020 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter and the six months period ended on June 30, 2019, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter and six months period ended on June 30, 2020 and the notes thereto, which will be available on the Company’s website.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

A. 2Q2020 Highlights

2Q2020 energy generation decreased 18% to 2,673 GWh, as compared to 3,256 GWh during the same period of 2019 (see section B. Main Operating Metrics), mainly due to the unavailability of unit LDCUCC25 during the quarter due to a significative failure in its main transformer, and a lower demand for electric energy due to the Quarantine, which affected the power generation from thermal units. This was partially offset by the increase in the energy generation from the new renewable wind farms La Castellana II, La Genoveva II, Manque and Los Olivos (for more information see section B. Main Operating Metrics).

Thermal units availability was 82%, compared to 92% in the 2Q2019, and a market average of 84% for the 2Q2020, mainly due to the unavailability of unit LDCUCC25 (for more information below in section A. 2Q2020 Highlights).

“Despite the current challenges, we continue developing our operations and expansion plans for both our thermal and renewable energy projects, serving our clients and the community.”

Jorge Rauber, CEO of Central Puerto

Effects of the Quarantine measures due to the Covid-19 crisis. On March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”) as a public health measure to contain the effects of the COVID-19 outbreak.

Consequently, electric energy demand decreased 11.0% and 7.6% in April and May 2020, as compared to the same month of 2019. However, although these measures remain in effect as of the date of this release, new exceptions for certain economic activities and flexibilizations in some parts of the country with less virus circulation have been approved. In June 2020 demand increased 1.2% compared to June 2019, due to higher economic activity and lower temperatures during the winter. Therefore, during the 2Q2020, electricity demand decreased 5.5%, as compared to the same period of the prior year.

Additionally, in July 2020, demand increased 1.5% compared to the same month of 2019.

Regarding the expansion projects, the construction of private sector energy infrastructure was not included initially as an exemption to the Quarantine but was included on April 7, 2020. Consequently, after taking all necessary precautions and implementing corresponding protocols to protect the personnel and the community where the projects are developed, the construction of La Genoveva I wind farm and Terminal 6-San Lorenzo new plant was resumed on April 9, 2020, and on April 27, 2020, respectively.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and First Half
 Ended on June 30, 2020

Due to these restrictions, the CODs of La Genoveva I and Terminal 6-San Lorenzo are expected to be delayed and depend on the evolution of the situation in the regions in which both projects are located and the measures implemented by the government.

According to the general situation, the Energy Secretariat issued a 185 days extension in the due date for the project completions (COD) for all projects under construction.

Conventional Energy

Unavailability of unit LDCUCC25 (306.4 MW). During April 2020, the Siemens branded combined cycle of the Luján de Cuyo plant became unavailable due to significative failure in its main transformer. On July 16, 2020, after replacing the damaged equipment with a backup transformer stored in the Buenos Aires plant, the unit became online again. The downtime implied a reduction of the energy generation and power availability, which had a significative economic impact during the 2Q2020. However, the Company has a Comprehensive Operational Risk and Loss of Profits insurance that mitigates such losses.

Suspension of price adjustment for units under Energía Base regulatory framework. On February 27, 2020 the Secretariat of Energy issued Res. 31/2020, which replaced the price scheme for the Energía Base generation units. The prices were set in pesos with a monthly adjustment using the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (stated in Annex VI of Resolution 31/2020). However, on April 8, 2020 the Secretariat of Energy, in the context of the Covid-19 pandemic crisis, instructed CAMMESA to postpone until further notice the application of Annex VI. As of today, the mechanism remains suspended.

Renewable Energy

Purchase of CP Renovables S.A. minority stake. On June 24, 2020, the Board of Directors of Central Puerto, with the aim of increasing the exposure of the company to the renewable energy generation segment, authorized the purchase of the minority shareholder’s stake of CP Renovables S.A. (“CP Renovables”), holding Central Puerto now 100% stake in the company. CP Renovables, owns through special purpose vehicle subsidiaries (SPVs) five wind farms: La Castellana I (100.8 MW), La Castellana II (15.2 MW), Achiras (48 MW), Manque (57 MW) and Los Olivos (22.8 MW), with a total installed capacity of 244 MW. All of them are fully operational, performing above the expected load factor, and have long term Power Purchase Agreement (PPAs), under which they sell their electricity production.

Following the same trends of the rest of the world, renewable energy is rapidly gaining ground in the Argentine matrix, displacing the least efficient generation. In a context of lower electricity demand, renewable energy projects, are not affected since they have dispatch priority, and therefore, they sell 100% of their production. In 2019, renewable generation in Argentina represented 5.8% of total production and is expected to increase significantly in 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Renewable energy projects have a series of advantages that make this opportunity attractive:

●
Lower scale and complexity than thermal plants, and can be operated with less capital and risk, even in times of crisis, such us the current Covid-19 pandemic.
●
Access to international sources of financing under project finance structures that maximizes the leverage and efficiency in the use of capital.
●
The contracts (PPAs) under the RenovAr regulatory framework including, in the case of CP Renovables, La Castellana I and Achiras, have a payment guarantee from the FODER fund with the participation as guarantor of the World Bank.
●
In the case of the rest of the wind farms that operate under the Term Market for Renewable Energy (MATER) regulatory framework, which include La Castellana II, Manque and Los Olivos, they sell energy directly to Large Users, usually with high credit rating, under long term PPAs.
●
Stable cash flows based on their priority to dispatch to the grid, and long-term PPA contracts.
B. Main operating metrics

The table below sets forth key operating metrics for 2Q2020, compared to 1Q2019 and 2Q2019, and 1H2020, compared to 1H2019:

Key Metrics	2Q 2020	1Q 2020	2Q 2019	Var % (2Q/2Q)	1H 2020	1H 2019	Var % (1H/1H)
Continuing Operations
Energy Generation (GWh)	2,673	3,908	3,256	(18%)	6,581	6,806	(3%)
-Electric Energy Generation- Thermal*	1,707	2,686	2,444	(30%)	4,393	4,991	(12%)
-Electric Energy Generation – Hydro	661	929	665	(1%)	1,589	1,511	5%
-Electric Energy Generation – Wind	305	294	147	107%	599	304	97%
Installed capacity (MW; EoP1)	4,316	4,316	4,082	6%	4,316	4,082	6%
-Installed capacity -Thermal (MW)	2,589	2,589	2,493	4%	2,589	2,493	4%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	286	286	148	93%	286	148	93%
Availability - Thermal2	82%	93%	92%	(10 p.p.)	87%	92%	(6 p.p.)
Steam production (thousand Tons)	260	255	266	(2%)	515	543	(5%)
Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

In the 2Q2020, energy generation decreased 18% to 2,673 GWh, compared to 3,256 GWh in the 2Q2019, As a reference, domestic energy generation decreased 2.8% during the 2Q2020, compared to the 2Q2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 30% or 737 GWh decrease in the electricity generation from thermal units, due to i) the unavailability of the unit LDCUCC25 (306.4 MW) mentioned before, which implied a reduction of 491 GWh compared to the same period of the prior year (35 GWh during the 2Q2020 compared to 526 GWh during 2Q2020), and ii) a 246 GWh reduction for the rest of the thermal units, mainly related to the effects of the Quarantine measures due to the Covid-19 crisis, and

b)
a 1% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers,

This was partially offset by,

c)
a 107% increase in energy generation from renewable units, which increased mainly the due to the operation during the full quarter of La Castellana II (15.2 MW) and La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW) and Los Olivos (22.8 MW), which started operations during December 2019 and February 2020, respectively.

Steam production decrease 2%, totaling 260,000 tons produced during 2Q2020, compared to 266,000 tons during the 2Q2019, mainly because of a reduction in the activity in oil refinery of the client, which was affected by the decrease in the demand of fuels due to the Quarantine, which started on March 20, 2020.

In the 1H2020, energy generation decreased 3% to 6,581 GWh, compared to 6,806 GWh in the 2Q2019, As a reference, domestic energy generation increased 2.4% during the 2Q2020, compared to the 2Q2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 12% or 598 GWh decrease in the electricity generation from thermal units, due to i) the unavailability of the unit LDCUCC25 (306.4 MW) mentioned before, which implied a reduction of 439 GWh compared to the same period of the prior year (575 GWh during the 1H2020 compared to 1,014 GWh during 1H2019), and ii) a 478 GWh reduction for the rest of the thermal units, mainly related to the effects of the Quarantine measures due to the Covid-19 crisis, and

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

This was partially offset by,

b)
a 5% increase in energy generation form the hydro plant Piedra del Águila due to higher waterflow in the Limay and Collón Curá rivers,

c)
a 97% increase in energy generation from renewable units, which increased mainly due to the operation during the full period of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW) and Los Olivos (22.8 MW), which started operations during December 2019 and February 2020, respectively.
Finally, steam production showed a decrease of 5%, totaling 515,000 tons produced during 2Q2020 compared to 543,000 tons during the 2Q2019, mainly because of a reduction in the activity in the oil refinery of the client, which was affected by the decrease in the demand of fuels due to the Quarantine, which started on March 20, 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

C. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q 2020	1Q 2020	2Q 2019	Var % (2Q/2Q)	1H 2020	1H 2019	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	7,183	8,436	8,307	(14%)	15,619	18,056	(13%)
Cost of sales	(3,375)	(3,497)	(4,680)	(28%)	(6,872)	(10,400)	(34%)
Gross profit	3,808	4,939	3,628	5%	8,747	7,656	14%
Administrative and selling expenses	(554)	(660)	(601)	(8%)	(1,214)	(1,311)	(7%)
Operating income before other operating results	3,254	4,279	3,027	7%	7,532	6,344	19%
Other operating results, net	3,120	2,385	900	247%	5,505	5,406	2%
Operating income	6,374	6,664	3,927	62%	13,037	11,750	11%
Depreciations and Amortizations	1,220	1,224	488	150%	2,444	1,240	97%
Adjusted EBITDA	7,594	7,888	4,415	72%	15,481	12,990	19%
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	3,204	2,680	538	495%	5,885	5,111	15%
● Impairment on property, plant and equipment	(436)	(816)	-	N/A	(1,252)	-	0
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	4,826	6,022	3,877	24%	10,848	7,879	38%
Average exchange rate of period	67.74	61.42	44.01	54%	67.74	44.01	54%
Exchange rate end of period	70.46	64.47	42.46	66%	70.46	42.46	66%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

1 1Q2020 figures are stated in the measuring unit current as of June 30, 2020, calculated as the results for the 1H2020 minus the 2Q2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Adjusted EBITDA Reconciliation

Million Ps.	2Q 2020	1Q 2020	2Q 2019	Var % (2Q/2Q)	1H 2020	1H 2019	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited2	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated Net income for the period	2,189	1,008	1,930	13%	3,197	3,853	(17%)
Loss on net monetary position	(155)	(331)	1,685	(109%)	(485)	3,770	(113%)
Financial expenses	5,025	4,589	734	584%	9,495	3,024	214%
Financial income	(1,387)	(137)	(794)	75%	(1,532)	(1,392)	10%
Share of the profit of an associate	89	(57)	(341)	(126%)	32	(493)	(106%)
Income tax expenses	612	1,717	713	(14%)	2,330	2,988	(22%)
Depreciation and amortization	1,220	1,224	488	150%	2,444	1,240	97%
Adjusted EBITDA	7,594	8,013	4,415	72%	15,481	12,990	19%
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	3,204	2,680	538	495%	5,885	5,111	15%
● Impairment on property, plant and equipment	(436)	(816)	-	N/A	(1,252)	-	0
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	4,826	6,149	3,877	(20%)	10,848	7,879	38%

2 1Q2020 figures are stated in the measuring unit current as of June 30, 2020, calculated as the results for the 1H2020 minus the 2Q2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and First Half
 Ended on June 30, 2020

2Q 2020 Results Analysis

Revenues decreased 14% to Ps. 7,183 million in the 2Q2020, as compared to Ps. 8,307 million in the 2Q2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018, on December 30, 20193. Consequently, fuel remuneration for units under Energía Base regulatory framework (and other related concepts), amounted to Ps. 223 million during the 2Q2020, compared to Ps. 2,547 million during the 2Q2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Without considering fuel remuneration, Revenues for the 2Q2020 would have been Ps. 6,961 million, compared to Ps. 5,760 million. This increase was mainly due to:

(i)
an increase in Sales under contracts, which amounted to Ps. 3,769 million during the 2Q2020, as compared to Ps. 779 million in the 2Q2019, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, the new Luján de Cuyo cogeneration unit, which started operations on October 2019, and the wind farms La Castellana II, La Genoveva II, Manque and Los Olivos which started operations during June 2019, September 2019, December 2019, and February 2020, respectively;
This increase was partially offset by:

(i)
a decrease in Spot Sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, was Ps. 2,747 million in the 2Q2020 as compared to 4,673 million in the 2Q2019, mainly due to the:

a.
a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020,

b.
the unavailability of the combined cycle LDCUCC25 between April 12 and July 16, 2020 mentioned above, which reduced revenues from power availability and the energy generation from this unit in 491 GWh (part of which may be mitigated by the Comprehensive Operational Risk and Loss of Profits insurance, see section A. 2Q2020 Highlights), and

c.
a 291 GWh reduction in energy generation from the rest of the units under this segment, mainly due to the effect of the Quarantine measures on the thermal units.

3 On December 30, 2019, through Resolution No. 12/2019, the Ministry of Productive Development abrogated Resolution SE No. 70/2018 (Res. 70/18), which allowed generators to purchase their own fuel, and reinstated effectiveness of section 8 of Resolution No. 95/2013 and section 4 of Resolution No. 529/2014, centralizing fuel purchases through CAMMESA, who provides the fuel without a charge to generators.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Gross profit was Ps. 3,808 million in the 2Q2020, compared to Ps. 3,628 million in 2Q2019. This increase was due to (i) the above-mentioned variation in revenues, and (ii) a 28% reduction in the costs of sales that totaled Ps. 3,375 million, compared to Ps. 4,680 million in the 2Q2019. This decrease in the cost of sales was primarily driven by:

(i)
A 79% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 553 million during the 2Q2020, as compared to Ps. 2,601 million in the 2Q2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 2Q2019, but was abrogated on December 30, 2019, as described above;
This was partially offset by:

(ii)
a 36% increase in non-fuel-related costs of production, which totaled Ps. 2,823 million in the 2Q2020, as compared to Ps. 2,079 million in the 2Q2019, mainly due to the increase in the installed capacity following the acquisition of Brigadier López plant and the COD of the new thermal and renewable energy plants.
Gross Profit Margin totaled 53% during the 2Q2020, as compared to 44% in the 2Q2019. This change was mainly a consequence of (i) the operation of purchase of self-supplied fuel, which was in force during the 2Q2019 but not during the 2Q2020, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company.

Operating income before other operating results, net, was Ps. 3,254 million, compared to Ps. 3,027 million in the 2Q2019. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a 8% decrease (in real terms) in administrative and selling expenses that totaled Ps. 554 million in the 2Q2020, as compared to Ps. 601 million in the 2Q2019, mainly driven by a Ps. 144 million reduction in tax on bank account transactions which during the 2Q2019 had been significantly higher due to the purchase of the Brigadier López plant and the loans received for that transaction.

Adjusted EBITDA was Ps. 7,594 million in the 2Q2020, compared to Ps. 4,415 million in the 2Q2019. This increase was mainly due to (i) the increase in operating results before other operating income, net mentioned above, which includes an increase in depreciations and amortizations that totaled Ps. 1,220 during the 2Q2020, as compared to Ps. 488 million during the 2Q2019, mainly related to the new renewable and thermal plants. Additionally, foreign exchange difference on operating assets, mainly related to FONI trade receivables generated a Ps. 3,093 million gain during the 2Q2020, compared to a loss of Ps. 1,001 million during the 2Q2019. The increase in the Adjusted EBITDA was partially offset by a Ps. 436 million non-cash loss related to the property, plant and equipment impairment accrued during the 2Q2020 on two Siemens branded generating groups stored in the supplier’s facilities and one General Electric branded generating group stored in Central Puerto’s Nuevo Puerto plant, which were valued using the fair value less cost of sale approach; and (iv) lower interests on trade receivables, mainly from CAMMESA, which during the 2Q2020 amounted Ps. 642 million, as compared to Ps. 2,069 million in the 2Q2019 due to a lower trade receivables balance maintained and lower interest rates during the period.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Consolidated Net income was Ps. 2,189 million and Net income for shareholder was Ps. 2,194 million or Ps. 1.46 per share or Ps. 14.6 per ADR, in the 2Q2020, compared to Ps. 1,930 million and 1,654 million, respectively, or Ps. 1.10 per share or Ps. 11.0 per ADR, in the 2Q2019. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 5,025 million in the 2Q2020, compared to Ps. 734 million in the 2Q2019, mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are mostly denominated in US dollars, and (ii) a Ps. 89 million loss during the 2Q2020 from the share of profit of associates, compared to a gain of Ps. 341 million during the 2Q2019, mainly due to lower results from the operations of Ecogas. This was partially offset by (ii) higher financial income which amounted to Ps. 1,387 million during the 2Q2020, compared to Ps. 794 million in the 2Q2019, mainly due to higher mark-to market results on financial assets (which excludes FONI and other trade receivables) , measured in argentine pesos. As a reference, during the 2Q2020, the peso depreciated 9.3%, compared to an appreciation of 2%, during the 2Q2019.

Finally, the gain on net monetary position totaled Ps. 155 million during the 2Q2020, as compared to a loss on the net monetary position of Ps. 1,685 million in the 2Q2019.

FONI collections totaled Ps. 1,322 million in the 2Q2020, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant.

1H2020 Results Analysis

Revenues decreased 13% to Ps. 15,619 million in the 1H2020, as compared to Ps. 18,056 million in the 1H2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018 mentioned above, on December 30, 2019. Consequently, fuel remuneration for units under Energía Base regulatory framework (and other related concepts), amounted to Ps. 535 million during the 1H2020, compared to Ps. 6,501 million during the 1H2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Without considering fuel remuneration, Revenues for the 1H2020 would have been Ps. 15,084 million, compared to Ps. 11,555 million. This increase was mainly due to:

(ii)
an increase in Sales under contracts, which amounted to Ps. 7,339 million during the 1H2020, as compared to Ps. 1,588 million in the 1H2019, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, the new Luján de Cuyo cogeneration unit, which started operations on October 2019, and the wind farms La Castellana II, La Genoveva II, Manque and Los Olivos which started operations during June 2019, September 2019, December 2019, and February 2020, respectively;

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

This increase was partially offset by:

(ii)
a decrease in Spot Sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, was Ps. 6,903 million in the 1H2020 as compared to 9,372 million in the 1H2019, mainly due to the:

a.
a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020,

b.
the unavailability of the combined cycle LDCUCC25 between April 12 and July 16, 2020 mentioned above, which reduced revenues from power availability and the energy generation from this unit, which during the 1H2020 was 439 GWh lower than the 1H2019 (part of which may be mitigated by the Comprehensive Operational Risk and Loss of Profits insurance, see section A. 2Q2020 Highlights), and

c.
a 478 GWh reduction in energy generation from the rest of the units under this segment, mainly due to the effect of the Quarantine measures on the thermal units and, to a lesser extent, a lower dispatch in some of the thermal units.

Gross profit increased 14% to Ps. 8,747 million in the 1H2020, compared to Ps. 7,656 million in 1H2019. This increase was due to (i) the above-mentioned variation in revenues, and (ii) a 34% reduction in the costs of sales that totaled Ps. 6,872 million, compared to Ps. 10,400 million in the 1H2019. This decrease in the cost of sales was primarily driven by:

(i)
A 80% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 1,238 million during the 1H2020, as compared to Ps. 6,129 million in the 1H2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 1H2019, but was abrogated on December 30, 2019, as described above;
This was partially offset by:

(ii)
a 32% increase in non-fuel-related costs of production, which totaled Ps. 5,634 million in the 1H2020, as compared to Ps. 4,272 million in the 1H2019, mainly due to the increase in the installed capacity following the acquisition of Brigadier López plant and the COD of the new thermal and renewable energy plants.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Gross Profit Margin totaled 56% during the 1H2020, as compared to 42% in the 1H2019. This change was mainly a consequence of (i) the operation of purchase of self-supplied fuel, which was in force during the 1H2019 but not during the 1H2020, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company.

Operating income before other operating results, net, was Ps. 7,532 million, compared to Ps. 6,344 million in the 1H2019. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a 7% decrease (in real terms) in administrative and selling expenses that totaled Ps. 1,214 million in the 1H2020, as compared to Ps. 1,311 million in the 1H2019, mainly driven by a Ps. 157 million reduction in tax on bank account transactions which during the 1H2019 had been significantly higher due to the purchase of the Brigadier López plant and the loans received for that transaction.

Adjusted EBITDA was Ps. 15,481 million in the 1H2020, compared to Ps. 12,990 million in the 1H2019. This increase was mainly due to (i) the increase in operating results before other operating income, net mentioned above, which includes an increase in depreciations and amortizations that totaled Ps. 2,444 during the 1H2020, as compared to Ps. 1,240 million during the 1H2019, mainly related to the new renewable and thermal plants. Additionally, foreign exchange difference on operating assets, mainly related to FONI trade receivables generated a Ps. 5,650 million gain during the 1H2020, compared to Ps. 3,075 million during the 1H2019. The increase in the Adjusted EBITDA was partially offset by a Ps. 1,252 million non-cash loss related to the property, plant and equipment impairment accrued during the 1H2020 on two Siemens branded generating groups stored in the supplier’s facilities and one General Electric branded generating group stored in Central Puerto’s Nuevo Puerto plant, which were valued using the fair value less cost of sale approach; and (iv) lower interests on trade receivables, mainly from CAMMESA, which during the 1H2020 amounted Ps. 1,450 million, as compared to Ps. 2,553 million in the 1H2019 due to a lower trade receivables balance maintained and lower interest rates during the period.

Consolidated Net income was Ps. 3,197 million and Net income for shareholder was Ps. 3,177 million or Ps. 2.11 per share or Ps. 21.1 per ADR, in the 1H2020, compared to Ps. 3,853 million and 3,624 million, respectively, or a gain of Ps. 2.41 per share or Ps. 24.1 per ADR, in the 1H2019. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 9,495 million in the 1H2020, compared to Ps. 3,024 million in the 1H2019, mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are mostly denominated in US dollars, and (ii) a Ps. 32 million loss during the 1H2020 from the share of profit of associates, compared to a gain of Ps. 493 million during the 1H2019, mainly due to lower results from the operations of Ecogas. This was partially offset by (ii) higher financial income which amounted to Ps. 1,532 million during the 1H2020, compared to Ps. 1,392 million in the 1H2019, mainly due to higher mark-to-market results on financial assets (which excludes FONI and other trade receivables) , measured in argentine pesos. As a reference, during the 1H2020, the peso depreciated 17%, compared to 13%, during the 1H2019.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Finally, the gain on net monetary position totaled Ps. 485 million during the 1H2020, as compared to a loss on the net monetary position of Ps. 3,770 million in the 1H2019.

FONI collections totaled Ps. 2,987 million in the 1H2020, -including VAT, associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants.

Financial Situation

As of June 30, 2020, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 2,132 million, and Other Current Financial Assets of Ps. 4,437 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of June 30, 2020
Cash and cash equivalents (stand-alone)		10
Other financial assets (stand-alone)4		2,351
Financial Debt (stand-alone)		(23,131)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(11,307)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(11,824)
Subtotal Central Puerto stand-alone Net Debt Position		(20,771)
Cash and cash equivalents of subsidiaries		2,123
Other financial assets of subsidiaries		2,086
Financial Debt of subsidiaries Composed of:		(19,160)
Financial Debt of subsidiaries (current)4	(1,701)
Financial Debt of subsidiaries (non-current) 4	17,459)
Subtotal Subsidiaries Net Debt Position		(14,951)
Consolidated Net Debt Position		(35,722)

4 Excludes intercompany loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

 Cash Flows of the 1H2020

Million Ps.	1H 2020 ended on June 30, 2020
Cash and Cash equivalents at the beginning	1,697
Net cash flows provided by operating activities	8,206
Net cash flows used in investing activities	(3,045)
Net cash flows used in financing activities	(4,213)
Exchange difference and other financial results	(364)
Loss on net monetary position by cash and cash equivalents	(148)
Cash and Cash equivalents at the end	2,132

Net cash provided by operating activities was Ps. 8,206 million during the 1H2020. This cash flow arises from (i) Ps. 13,037 million from the operating income obtained during the 1H2020, (ii) Ps. 8,514 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 1,282 million in collection of interests from clients, including the ones from FONI, during the period and (iv) a Ps. 1,252 million non-cash impairment of property, plant and equipment charge included in the operating income, which was partially offset by (v) a Ps. 5,650 million non-cash foreign exchange difference on trade receivables, (vi) Ps. 2,225 million from income tax paid, and (vii) a 5,650 million reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits mainly due to (a) the payment of the self-procured fuel purchased prior to the abrogation of the Res. 70/18, as mentioned above, and (b) the cancellation of non-financial liabilities associated to the construction of the expansion projects.

Net cash used in investing activities was Ps. 3,045 million in 1H 2020. This amount was mainly due to (i) Ps. 5,929 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, which was partially offset by (ii) Ps. 2,767 million obtained from the sell of short-term financial assets, net and (iii) Ps. 118 million in dividends collected from TJSM and TMB, the companies that operate the San Martín and Manuel Belgrano combined cycle plants from the FONI program.

Net cash used in financing activities was Ps. 4,213 million in the 1H 2020. This amount was mainly the result of Ps. 2,001 million Bank and investment accounts overdrafts paid, net, (ii) Ps. 719 million in loans paid, mainly related to the loans received for the expansion projects, and (iii) Ps. 1,441 million in interest and financial expenses paid, mainly related to those loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

D. Tables

a.
Consolidated Statement of Income

	2Q 2020	2Q 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	7,183,422	8,307,463
Cost of sales	(3,375,264)	(4,679,682)
Gross income	3,808,158	3,627,781

Administrative and selling expenses	(554,457)	(600,616)
Other operating income	3,731,721	1,068,666
Other operating expenses	(175,701)	(168,491)
Property plant and equipment impairment	(435,663)	-
Operating income	6,374,058	3,927,340

Gain (loss) on net monetary position	154,666	(1,685,120)
Finance income	1,386,934	793,929
Finance expenses	(5,024,751)	(734,201)
Share of the profit of associates	(89,025)	341,403
Income before income tax	2,801,882	2,643,351
Income tax for the period	(612,475)	(713,193)
Net income for the period	2,189,407	1,930,158
Net total comprehensive income for the period	2,189,407	1,930,158

Attributable to:
-Equity holders of the parent	2,194,480	1,653,872
-Non-controlling interests	(5,073)	276,286
	2,189,407	1,930,158

Earnings per share:
Basic and diluted (Ps.)	1.46	1.10

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

	1H 2020	1H 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	15,618,868	18,055,908
Cost of sales	(6,872,064)	(10,400,232)
Gross income	8,746,804	7,655,676

Administrative and selling expenses	(1,214,422)	(1,311,219)
Other operating income	7,105,762	5,628,328
Other operating expenses	(349,515)	(222,582)
Property plant and equipment impairment	(1,251,730)	-
Operating income	13,036,899	11,750,203

Gain (loss) on net monetary position	485,227	(3,770,239)
Finance income	1,531,899	1,391,699
Finance expenses	(9,495,089)	(3,023,663)
Share of the profit of associates	(31,979)	492,525
Income before income tax	5,526,957	6,840,525
Income tax for the period	(2,329,885)	(2,987,539)
Net income for the period	3,197,072	3,852,986
Net total comprehensive income for the period	3,197,072	3,852,986

Attributable to:
-Equity holders of the parent	3,177,244	3,623,720
-Non-controlling interests	19,828	229,266
	3,197,072	3,852,986

Earnings per share:
Basic and diluted (Ps.)	2.11	2.41

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

b.
Consolidated Statement of Financial Position

	As of June 30, 2020	As of December 31, 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	67,066,257	64,403,725
Intangible assets	7,099,914	8,029,670
Investment in associates	3,769,902	3,919,621
Trade and other receivables	26,396,121	27,545,418
Other non-financial assets	533,241	782,868
Inventories	155,762	163,766
	105,021,197	104,845,068
Current assets
Inventories	884,140	746,983
Other non-financial assets	1,021,426	1,143,030
Trade and other receivables	14,460,513	17,767,078
Other financial assets	4,436,505	8,745,249
Cash and cash equivalents	2,132,306	1,696,935
	22,934,890	30,099,275
Total assets	127,956,087	134,944,343

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	21,126,025	21,126,025
Legal reserve	3,202,398	2,702,087
Voluntary reserve	40,450,730	30,114,738
Other equity accounts	(1,640,520)	-
Retained earnings	3,177,244	10,836,303
Equity attributable to shareholders of the parent	67,829,899	66,293,175
Non-controlling interests	71,627	898,203
Total Equity	67,901,526	67,191,378

Non-current liabilities
Other non-financial liabilities	4,741,259	4,946,614
Other loans and borrowings	29,283,170	34,858,710
Compensation and employee benefits liabilities	280,929	260,446
Provisions	32,297	10,621
Deferred income tax liabilities	7,417,832	7,167,934

	41,755,487	47,244,325

Current liabilities
Trade and other payables	2,019,064	6,701,367
Other non-financial liabilities	1,125,985	1,970,105
Other loans and borrowings	13,007,827	9,116,881
Compensation and employee benefits liabilities	595,612	793,687
Income tax payable	1,523,250	1,895,412
Provisions	27,336	31,188
	18,299,074	20,508,640
Total liabilities	60,054,561	67,752,965
Total equity and liabilities	127,956,087	134,944,343

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

c.
Consolidated Statement of Cash Flow

	1H 2020	1H 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	5,526,957	6,840,525

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,470,027	923,325
Amortization of intangible assets	973,744	316,359
Property, plant and equipment impairment	1,251,730	-
Discount of trade and other receivables and payables, net	39,019	39
Interest earned from customers	(1,450,213)	(2,552,831)
Commercial and fiscal interests lost	295,274	120,944
Financial income	(1,531,899)	(1,391,699)
Financial expenses	9,495,089	3.023.663
Share of the profit of associates	31,979	(492,525)
Stock-based payments	1,396	17,138
Movements in provisions and long-term employee benefit plan expenses	56,651	110,414
Foreign exchange difference for trade receivables	(5,649,993)	(3,074,724)
Loss on net monetary position	(4,428,558)	(3,841,108)

Working capital adjustments:
Decrease in trade and other receivables	8,513,917	9.355.767
Decrease in other non-financial assets and inventories	203,059	90,645
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(5,649,782)	610,649
	9,148,397	10,056,581
Interest received from customers	1,282,441	2,425,474
Income tax paid	(2,225,333)	(8,753,407)
Net cash flows provided by operating activities	8,205,505	3,728,648

Investing activities
Purchase of property, plant and equipment	(5,929,490)	(7,986,902)
Acquisition of Brigadier López plant	-	(9,617,330)
Dividends received	117,634	133,163
Sale of available-for-sale assets, net	2,766,959	708,415
Net cash flows used in investing activities	(3,044,897)	(16,762,654)

Financing activities
Banks and investment accounts overdrafts received (paid), net	(2,000,857)	821,758
Long term loans received	-	14,811,924
Long term loans paid	(718,619)	(527,172)
Interests and other loan costs paid	(1,440,690)	(1,647,749)
Contributions from non-controlling interests	-	220,272
Dividends paid	(52,555)	(26,388)
Net cash flows used in financing activities	(4,212,721)	13,652,645

Increase in cash and cash equivalents	947,887	618,639
Exchange difference and other financial results	(364,199)	9,201
Monetary results effect on cash and cash equivalents	(148,317)	129,030
Cash and cash equivalents as of January 1	1,696,935	401,819
Cash and cash equivalents as of June 30, 2020	2,132,306	1,158,689

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Second Quarter 2020 results on August 27, 2020 at 10:00 New York Time / 11:00 Buenos Aires Time.

The conference will hosted by Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Operating Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 5307307

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;

●
“CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 31/20;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“MATER”, refers to Mercado a Término de Energía Renovable or Term Market for Renewable Energy, and is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.

●
“p.p.”, refers to percentage points;

●
“PPA” refers to

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and First Half
 Ended on June 30, 2020

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

 ●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Results for the Quarter and First Half
 Ended on June 30, 2020

●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192inversores@centralpuerto.com www.centralpuerto.com